EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated

Interim Financial Statements

For the three months ended

March 31, 2022

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	March 31,	December 31,
	2022	2021
Assets		Adjusted - Note 2
Current assets
Cash and cash equivalents	$1,168,721	$2,257,855
Short-term investments	700,272	550,000
Accounts receivable	565,655	841,567
Prepaid expenses and deposits	252,244	265,436
	2,686,892	3,914,858
Long term assets
Deposits	230,544	234,475
Property and equipment	596,849	624,763
Right of Use Assets (Note 3)	1,703,527	1,943,252
Intellectual property (Note 4)	14,442,394	14,867,023
	$19,660,206	$21,584,371
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (Notes 5, 14)	$675,405	$500,625
Current portion of long-term debt	92,593	64,815
Current portion of lease obligation (Note 6)	572,750	532,936
	1,340,748	1,098,376
Long-term liabilities
Long-term debt	907,407	935,185
Long-term lease obligations (Note 6)	1,034,925	1,369,668
Asset retirement obligation	22,854	22,337
	1,965,186	2,327,190
	3,305,934	3,425,566

Shareholders’ equity
Common shares (Note 8): - authorized unlimited
Issued: 65,301,972 (2021 - 65,250,710) common shares	95,808,189	95,779,352
Contributed capital	9,389,466	9,381,966
Deficit	(88,843,383)	(87,002,513)
	16,354,272	18,158,805
	$19,660,206	$21,584,371

Going Concern (Note 1) Commitments (Note 7) Subsequent event (Note 10, 13)

Signed “George Liszicasz”	Signed “Bruce G. Wilcox”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[1]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-expressed in Canadian dollars)

	For the three months ended March 31,
	2022	2021
		Adjusted - Note 2
Revenue
SFD® related revenue (Note 13)	$-	$-
Expenses
SFD® related costs, net	437,282	265,615
General and administrative expenses (Notes 10, 14)	912,550	900,309
Amortization (Note 4)	442,437	441,824
	1,792,269	1,607,748
Other expenses (income)
Interest (income) expense, net	8,188	5,506
Foreign exchange loss (gain)	20,265	24,428
Intellectual property and other	20,146	9,610
	48,599	39,544

Income (loss) before income taxes	(1,840,868)	(1,647,292)

Income tax expense	-	-

Net income (loss) and comprehensive income (loss)	(1,840,868)	(1,647,292)
Net income (loss) per share (Note 9)
Basic	$(0.03)	$(0.03)
Diluted	$(0.03)	$(0.03)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[2]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

For the three months ended March 31,
	2022	2021
		Adjusted - Note 2
Cash from (used in):
Operating activities
Net income (loss)	$(1,840,868)	$(1,647,292)
Items not affecting cash:
Stock based compensation expense	56,516	20,010
Amortization	442,439	441,824
Accretion expense	517	518
Non-cash lease costs	(3,023)	(2,934)
Change in carry amount of right of use assets & lease liabilities	(13,787)	6,301
Unrealized foreign exchange (gain) loss	19,877	19,270
Loss on disposal of assets and lease modifications	11,921	-
Change in non-cash working capital balances (Note 12)	413,267	315,174
	927,727	800,163

Net cash from (used in) operating activities	(913,141)	(847,129)

Financing activities
Proceeds from the Employee Share Purchase plan (Note 10)	16,106	19,635
Repayment of financial liability and lease obligation (Notes 3, 6)	(27,950)	(36,191)
Net cash from (used in) financing activities	(11,844)	(16,556)

Investing activities
Proceeds from (used in) short-term investments	(150,272)	191,261
Net cash from (used in) investing activities	(150,272)	191,261

Effect of foreign exchange rate changes on cash and cash equivalents	(13,877)	(14,499)

Net increase (decrease) in cash and cash equivalents	(1,089,134)	(686,923)
Cash and cash equivalents, beginning of the period	2,257,855	2,690,146
Cash and cash equivalents, end of the period	$1,168,721	$2,003,223

Supplemental information
Cash interest paid (received)	$(1,404)	$(8,154)
Cash taxes paid	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[3]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited-expressed in Canadian dollars)

	For the three months ending March 31,
	2022	2021
		Adjusted - Note 2

Common Shares
Balance at beginning of the period	$95,779,352	$95,327,123
Issuance of common stock on Employee Share Purchase Plan (Note 8)	28,837	35,895
Balance at end of the period	95,808,189	95,363,018
Contributed Capital
Balance at beginning of the period	9,381,966	9,355,716
Recognition of stock based compensation expense (Note 10)	7,500	3,750
Balance at end of the period	9,389,466	9,359,466
Deficit
Balance at beginning of the period	(87,002,515)	(83,934,230)
Net (loss) income	(1,840,868)	(1,647,292)

Balance at end of the period	(88,843,383)	(85,581,522)

Total Shareholders’ Equity at end of the period	$16,354,272	$19,140,962

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

1. The Company and going concern

NXT Energy Solutions Inc. (the “Company” or “NXT”) is a publicly traded company based in Calgary, Alberta Canada.

NXT’s proprietary Stress Field Detection (“SFD®”) technology is an airborne survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential in both the hydrocarbon and geothermal industries.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”).

These condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These condensed consolidated interim financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company has plans in place to reduce operating costs including payroll and other general and administrative costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with sufficient certainty.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

[5]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

Covid-19 Pandemic

As of the date of these condensed consolidated interim financial statements, the Covid-19 pandemic continues to be a risk to the operations of the Company. The Company has made provisions so employees can work safely in the office or if necessary from home, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® related revenues in the following ways. If restrictions on international travel continue, our aircraft and personal may not be able to perform project surveys. An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these condensed consolidated interim financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

Use of Estimates and Judgements

In preparing these condensed consolidated interim financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2021. The estimates and assumptions used are based upon management’s best estimate as at the date of the condensed consolidated interim financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Critical accounting estimates relate primarily to the use of the going concern assumption, estimated useful lives and the valuation of intellectual property, property and equipment and the measurement of stock-based compensation expense.

2. Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended March 31, 2022 have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”).

[6]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

Leases

During 2021, the Company determined that the amounts previously recorded for the Aircraft lease were calculated incorrectly and the United States Dollar denominated lease liability had not been re-measured to Canadian Dollars each reporting period as required. The result of these corrections are to reduce the value of both the Right of use assets and Lease obligations, with changes to related income statement. The Company has determined that the effect of these adjustments are not material. The Company has recorded the adjustments in the related accounts in the comparative periods in these financial statements. On the balance sheet and income statement, the specific accounts affected are Deposits, Right of use assets, Current portion of lease obligations, Long-term lease obligations, Deficit, SFD® related costs, Interest income (expense), and Foreign exchange loss (gain). The loss per share in each of the comparative periods did not change as a result of these immaterial corrections. The table below highlights the changes to each account in each of the comparative period presented in these condensed consolidated interim financial statements. The disclosure in note 9 has also been revised.

Income Statement	For the quarter ended March 31, 2021
	As previously reported	Adjustments	Adjusted
SFD® related costs	$265,483	$132	$265,615
Interest (income) expense	6,115	(609)	5,506
Foreign exchange loss (gain)	20,210	4,218	24,428
Net loss	(1,643,551)	(3,741)	(1,647,292)
Deficit	(85,557,781)	51,775	(85,506,006)

Consolidated Statement of Cash Flows

In the preparation of the annual financial statements as at and for the year ended December 31, 2021, the Company has determined that certain amounts previously recorded in the first quarter 2021 consolidated statements of cash flows were not correctly calculated to properly reflect payments on the financial liability, lease obligation payments and accretion, and application of exchange rates to calculate unrealized foreign exchange (gain) loss including the effect of foreign exchange on changes on cash and cash equivalents. The adjustments to correct the respective financial statement line items are not material and did not change the Cash, SFD® related revenues, or Net income (loss) accounts or basic and diluted loss per share. The Company has recorded the adjustments in the related line items in each of the comparative periods. Line items affected on the Consolidated Statement of Cash Flows by the adjustment are: Non-cash lease costs, Change in the carrying amount of right of use assets and lease liabilities, unrealized foreign exchange (gain) loss, Repayment of financial liability and finance lease obligations, Proceeds from (used in) short-term investments, and Effect of foreign exchange rate changes on cash and cash equivalents. The table below highlights the changes to each line item in each of the comparative periods.

[7]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

Consolidated Statements of cash flows	For the quarter ended March 31, 2021
	As previously reported	Adjustments	Adjusted
Net loss	$(1,643,551)	$(3,741)	$(1,647,292)
Non-cash lease costs	(42,824)	39,890	(2,934)
Change in carrying amount of right of use assets & lease liabilities	-	6,301	6,301
Unrealized foreign exchange (gain) loss	25,529	(6,259)	19,270
Operating activities	(883,320)	36,191	(847,129)
Repayment of financial liability and lease obligations	-	(36,191)	(36,191)
Financing activities	19,635	(36,191)	(16,556)
Net increase (decrease) in cash and cash equivalents	(686,923)	-	(686,923)

[8]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

3. Right of use assets

	March 31, 2022
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,870,808	$1,167,743	$703,065
Office Building	1,725,414	728,432	996,982
Printer	17,794	14,314	3,480
	3,614,016	1,910,489	1,703,527

	December 31, 2021
	Cost	Accumulated	Right of
	Base	Amortization	Use
			(Adjusted – Note 2)
Aircraft	$1,870,808	$1,073,365	$797,443
Office Building	1,805,447	664,372	1,141,075
Printer	17,794	13,060	4,734
	3,694,049	1,750,797	1,943,252

In the fourth quarter of 2021, the Company determined it was reasonably certain it would extend the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.The incremental borrowing rate is 11.2%. The Company recognized an additional $615,737 Aircraft ROU assets and US$493,166 ($615,570) additional Lease obligations at December 31, 2021. Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

On March 15, 2022, the Company surrendered 826 square feet of its office building lease to the landlord. As a result its non-lease operating cost commitments for the building lease will be reduced by approximately $13,881 for 2022, 17,537 for 2023 and 2024, and $13,150 for 2025. The Company incurred a surrender fee of $14,000. The Company derecognized the following amounts on its balance sheet in the quarter and recorded a gain on the remeasurement of the lease of $3,062.

Right of Use Assets	$80,033
Lease obligations	83,095

[9]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

4. Intellectual property

Acquisition of SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from Mr. George Liszicasz, President and CEO of NXT (“CEO”) on April 18, 2021. The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.	US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.	300,000 common shares, which were issued in December 2021;
3.	CAD$15,000 signature milestone payment paid in August 2021;
4.	US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and
5.

US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

As of March 31, 2022, the Company has recognized $275,610 for the acquisition Geothermal Right which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 common shares of $207,300 and other costs of $3,000. Before the 300,000 common shares were issued by the Company, the value of the common shares was recorded as Contributed capital. Upon Toronto Stock Exchange (the “TSX”) approval, the amount recognized of $207,300 less issuance costs of $42,697 were reclassified to common shares. The cost of the remaining two milestones will be recognized when it is deemed probable that these two milestones will be achieved by a special committee of the Board of Directors, comprised entirely of independent directors. The Board of Directors delegated authority to the special committee to determine when the milestones have been achieved. As of March 31, 2022 the remaining two milestones are still deemed not probable of being achieved.

The current book value of the Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5 year aggregate total of approximately $68,902.

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from the CEO, and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

[10]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

	March 31, 2022
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$11,091,584	$14,179,416
SFD® Geothermal Right acquired	275,610	12,632	262,978
	25,546,610	11,104,216	14,442,394

	December 31, 2021
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$10,670,400	$14,600,600
SFD® Geothermal Right acquired	275,610	9,187	266,423
	25,546,610	10,679,587	14,867,023

5. Accounts payable and accrued liabilities

	March 31,	December 31,
	2022	2021
Accrued liabilities related to:
Consultants and professional fees	$268,250	$203,732
Payroll	115,879	79,544
Board of director’s fees	38,750	-
Expenses owed to an executive officer (Note 14)	3,336	11,467
Vacation Accrued	112,610	102,536
	538,825	397,279
Trade payables and other	136,580	103,346
	675,405	500,625

6. Lease obligation

	March 31,	December 31,
	2022	2021

Aircraft	$583,265	$712,762
Office Building	1,020,926	1,185,356
Printer	3,484	4,486
	1,607,675	1,902,604
Current portion of lease obligations	572,750	532,936
Long-term lease obligations	1,034,925	1,369,668

[11]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

Maturity of lease liabilities:		Weighted Average Remaining Lease Term
2022	$533,684	2.9 years
2023	678,486	2.3 years
2024	376,422	1.7 years
2025	256,104	0.8 years
Total lease payments	1,844,696
Less imputed interest	(237,021)
Total discounted lease payments	1,607,675
Current portion of lease obligations	572,750
Non-current portion of lease obligations	1,034,925

	Lease Term	Option to Extend	Incremental Borrowing Rate
Aircraft	April 2024	Executed	11.2%
Office Building	September 2025	No	6.1%
Printer	November 2022	No	7.4%

The Company’s total lease expenditures for the period ended March 31, 2022 was $260,205 (2021 - $237,738).

7. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2022	$166,872
2023	222,496
2024	222,496
2025	166,872
778,736

[12]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

8. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

			For the three months ended
	March 31, 2022		March 31, 2021
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	65,250,710	$95,779,352	64,437,790	$95,327,123
Issuance for Employee Share Purchase Plan	51,262	28,837	56,566	35,895
As at the end of the period	65,301,972	95,808,189	64,494,356	95,363,018

9. Earnings (Loss) per share

For the three months ended March 31,
	2022	2021
		(Adjusted – Note 2)
Net income (loss) for the period	$(1,840,868)	$(1,647,292)
Weighted average number of shares outstanding for the period:
Basic	65,282,940	64,472,222
Diluted	65,282,940	64,472,222
Net Income (loss) per share – Basic	$(0.03)	$(0.03)
Net Income (loss) per share – Diluted	$(0.03)	$(0.03)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

10. Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient’s continued employment. The Company’s stock-based compensation awards outstanding as at March 31, 2022, include stock options, restricted stock units (“RSUs”), deferred share units (“DSUs”) and the employee share purchase plan (“ESP Plan”). The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

	For the three months ended March 31,
	2022	2021
Stock Option Expense	$7,500	$3,750
Restricted Stock Units	36,285	(49)
Employee Share Purchase Plan	12,731	22,795
Total stock based compensation expense	56,516	26,496

[13]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at March 31, 2022.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.44	21,360	21,360	4.2
$0.49	8,500	8,500	4.0
$0.51	16,000	16,000	3.5
$0.52	100,000	100,000	2.3
$0.52	22,900	22,900	5.0
$0.55	30,000	30,000	2.8
$0.59	150,000	150,000	1.6
$0.62	18,050	18,050	4.8
$0.68	14,750	14,750	4.5
	381,560	381,560	2.6

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 is as follows:

	For the three months ended		For the year ended
	March 31, 2022		December 31, 2021
		weighted		Weighted
	# of stock	average	# of stock	Average
	options	exercise price	options	exercise price
Options outstanding, start of the year	358,660	$0.56	421,000	$0.83
Granted	22,900	$0.52	62,660	$0.56
Expired	-	-	(125,000)	$(1.48)
Options outstanding, end of the year	381,560	$0.56	358,660	$0.56
Options exercisable, end of the year	381,560	$0.56	358,660	$0.56

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

[14]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

	March 31,	December 31,
For the period ended	2022	2021
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	76%	150%
Weighted average risk free interest rate	2.39%	0.15%
Weighted average fair market value per share at grant date	$0.52	$0.49
Intrinsic (or “in-the-money”) value per share of options exercised	$-	$-

Subsequent to March 31 the Company has been informed by the TSX that 31,400 previously issued options will need to be cancelled. The Company intends to reissue the options in Q2-22. Any accounting impact will be reflected in Q2-22.

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 are as follows:

	For the three months ended	For the year ended
Opening balance	March 31, 2022	December 31, 2021
Opening balance	37,354	37,354
Granted	-	-
Closing balance	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. In the third quarter of 2021, the Company settled the RSUs that vested with shares and cash, and intends to continue to settle the RSUs in shares and cash.

[15]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2021 is as follows:

For the three months ended,			For the year ended,
	March 31, 2022		December 31, 2021
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	696,666	$0.61	1,200,000	$0.79
Granted	-	-	-	-
Common shares issued	-	-	(208,370)	($0.55)
Payroll withholdings settled in cash	-	-	(139,964)	($0.55)
Forfeited	-	-	(155,000)	($0.79)
RSUs outstanding, end of the period	696,666	$0.53	696,666	$0.61

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. During 2022 and 2021 the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2021 is as follows:

	For the three months ended,		For the year ended,
	March 31, 2022		December 31, 2021
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	28,630	$16,106	127,790	$69,260
Matched by the Company	22,631	12,731	102,641	55,733
Bonus match by the Company	-	-	74,119	48,030
Total Common Shares issued	51,261	28,837	304,550	173,023

If the employee does not withdraw common shares from the ESP Plan in the first year of their participation, the Company will match an additional 100% of the employee contributions, up to $15,000 per employee (the “Bonus Match”). The Company matched employee contributions for a total of $52,867, less any payroll withholdings in 2021. As at March 31, 2022 the Company has accrued $nil for the Bonus Match ($nil as at December 31, 2021).

11. Financial instruments

a) Non-derivative financial instruments:

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities, long-term debt and lease obligations. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At March 31, 2022, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in the African region and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at March 31, 2022, the Company held net U.S. dollar assets totaling US$803,028. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at March 31, 2022 would have had an approximately $100,234 effect on the unrealized foreign exchange gain or loss for the period.

b) Derivative financial instruments

As at March 31, 2022 and December 31, 2021, the Company held no derivative financial instruments.

12. Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended
	March 31, 2022	March 31, 2021
Accounts receivable	$264,760	$255,833
Prepaid expenses and deposits	9,260	(13,783)
Accounts payable and accrued liabilities	139,247	73,124
	413,267	315,174

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended March 31, 2022

(Expressed in Canadian dollars unless otherwise stated)

13. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

The Company received US$0.125 million (CDN$0.16 million) of payments on outstanding accounts receivable during April 2022. There were no SFD® revenues in the quarter ended March 31, 2022 and 2021.

14. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities includes a total of $12,832 ($16,000 as at December 31, 2021) payable to this law firm.

Accounts payable and accrued liabilities includes $3,336 ($11,467 as at December 31, 2021) related to reimbursement of expenses owing to an executive officer and $38,750 ($nil as at December 31, 2021) for Board of Director’s fees

A company owned by a family member of an executive officer was contracted to provide presentation design services to the Company in 2021.

The Geothermal Right was acquired from the Company’s CEO on April 18, 2021. As discussed in Note 4,the Company acquired the Geothermal Right from its Chairman, President and Chief Executive Officer, Mr. Liszicasz.

	For three months ended
	March 31, 2022	March 31, 2021
Legal Fees	$10,965	$17,380
Design Services	-	4,013

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